UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Super Group (SGHC) Limited

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Ordinary Shares

(Title of Class of Securities)

G8588X111

(CUSIP Number of Class of Securities)

Robert James Dutnall

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 1481-822-939

(Name, address and telephone numbers, of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Justin Stock

David Boles

Brian Leaf

Cooley LLP

55 Hudson Yards

10001 New York, NY

Tel: +1 212-479-6000

☐

Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Super Group (SGHC) Limited, a non-cellular company limited by shares incorporated under the laws of the Island of Guernsey (the “Company,” “us” or “we”). This Schedule TO relates to an offer by the Company to each holder of the Company’s public warrants (as defined below) to purchase ordinary shares of the Company, no par value per share (“Ordinary Shares”), to receive 0.25 Ordinary Shares in exchange for every outstanding public warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated November 10, 2022 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and consent (the “Letter of Transmittal and Consent”), a copy of which is attached hereto as Exhibit (a)(1)(B).

The 22,499,986 redeemable warrants sold as part of the units in Sports Entertainment Acquisition Corp.’s (“SEAC”) initial public offering of SEAC’s securities on October 6, 2020 (the “IPO”) (whether they were purchased in the IPO or thereafter in the open market) are referred to herein as the “public warrants”. The warrants originally issued to certain investors in a private placement simultaneously with the closing of the IPO, as well as in connection with the closing of the partial exercise by the underwriters of their over-allotment option, that have not become public warrants under the Warrant Agreement (as defined below) as a result of being transferred to any person other than permitted transferees are referred to herein as the “private placement warrants”, and were issued pursuant to certain subscription agreements, each in connection with the closing of the transactions contemplated by the business combination agreement, dated as of April 23, 2021, by and among SEAC and Super Group (SGHC) Limited, et al.

The public warrants and the private placement warrants are referred to herein collectively as the “warrants”, and each a “warrant”.

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”, and together with the Offer, the “Offer and Consent Solicitation”) from holders of warrants to amend the Warrant Agreement (the “Warrant Amendment”), which governs all of the warrants, to permit the Company to (i) require that all outstanding public warrants following this Offer be converted into 0.225 Ordinary Shares (a ratio 10% less than the exchange ratio applicable to the Offer) and (ii) instruct the warrant agent to cancel each outstanding private placement warrant for no consideration (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of the then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants, the vote or written consent of at least 50% of the number of the then outstanding private placement warrants and at least 50% of the number of then outstanding public warrants.

One of the conditions to the Offer and Consent Solicitation is that (i) the holders of at least 50% of the outstanding public warrants tender their warrants in the Offer, and thereby consent to the Warrant Amendment and (ii) the holders of at least 50% of the outstanding private placement warrants consent to the Warrant Amendment.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)

Name and Address. The name of the issuer is Super Group (SGHC) Limited. The Company’s principal executive offices are located at Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR, and its telephone number at such offices is +44 (0) 14 8182-2939.

(b)	Securities. The subject securities are:

•	the 22,499,986 redeemable public warrants sold as part of the units in SEAC’s IPO (whether they were purchased in the IPO or thereafter in the open market).

Each warrant entitles the holder to purchase one of our Ordinary Shares at an exercise price of $11.50 per share, subject to adjustment pursuant to the Warrant Agreement. The public warrants are listed on the New York Stock Exchange under the symbol “SGHC WS.” As of November 9, 2022, 33,499,986 warrants were outstanding, consisting of 22,499,986 public warrants and 11,000,000 private placement warrants.

(c)

Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)

Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s directors and executive officers as of November 10, 2022 are listed in the table below.

Name	Position
Neal Menashe	Chief Executive Officer and Director
Alinda Van Wyk	Chief Financial Officer and Director
Richard Hasson	President, Chief Operating Officer and Director
Eric Grubman	Director, Chairman
John Collins	Director
Robert James Dutnall	Director
John Le Poidevin	Director
Natara Holloway Branch	Director
Jonathan Jossel	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation-Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)

Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)

Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation,” “Market Information, Dividends and Related Shareholder Matters—Transactions and Agreements Concerning Our Securities,” “Description of Securities,” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)

Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)

Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)

Plans. From time to time, as part of the Company’s long-term corporate goal of enhancing shareholder value, it may explore potential strategic transactions. The Company currently has no definitive plan or proposal to conduct any strategic transaction. The Company may decide to engage in one or more such transactions in the future, if, among other things, its Board of Directors determines that any such transactions are in the best interest of the Company. There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by the Company or its shareholders from any such transaction.

Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the New York Stock Exchange; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)

Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters—Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(c)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)

Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

(b)

Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters—Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the public warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)

Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of public warrants should tender public warrants for exchange in the Offer.

Item 10. Financial Statements.

(a)

Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)

Pro Forma Information. The pro forma financial information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary Unaudited Pro Forma Condensed Financial Information” and “Pro Forma Condensed Combined Financial Information” is incorporated herein by reference.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

(2)

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Not applicable.

Item 12. Exhibits.

(a)	Exhibits

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form F-4 filed by the Company with the SEC on November 10, 2022).

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by the Company with the SEC on November 10, 2022).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by the Company with the SEC on November 10, 2022).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by the Company with the SEC on November 10, 2022).

Exhibit No.	Description

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form F-4 filed by the Company with the SEC on November 10, 2022).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).

(a)(5)(A)	Press Release, dated November 4, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by the Company on November 4, 2022).

(a)(5)(B)	Press Release, dated November 10, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by the Company on November 10, 2022).

(b)	Not applicable.

(d)(i)	Business Combination Agreement, dated as of April 23, 2021, by and among Sports Entertainment Acquisition Corp., SGHC Limited, the Company, Super Group (SGHC) Merger Sub Inc., and Sports Entertainment Acquisition Holdings LLC (incorporated by reference to Exhibit 2.1 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

(d)(ii)	Amended and Restated Super Group (SGHC) Limited Memorandum of Incorporation (incorporated by reference to Exhibit 1.1 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).

(d)(iii)	Amended and Restated Super Group (SGHC) Limited Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K (File No. 001-41253) filed with the SEC on September 22, 2022).

(d)(iv)	Specimen Warrant Certificate of Sports Entertainment Acquisition Corp. (incorporated by reference to Exhibit 4.4 of Sports Entertainment Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-248798) filed with the SEC on September 28, 2020).

(d)(v)	Warrant Agreement between Continental Stock Transfer & Trust Company and Sports Entertainment Acquisition Corp. (incorporated by reference to Exhibit 4.1 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 7, 2020).

(d)(vi)	Warrant Assumption Agreement among Sports Entertainment Acquisition Corp., Super Group (SGHC) Limited and Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 2.3 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).

(d)(vii)	Super Group (SGHC) Limited 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s F-1/A filed with the SEC on June 7, 2022).

(d)(viii)	Form of Super Group (SGHC) Limited Option Agreement (US/UK) (incorporated by reference to Exhibit 10.2 of the Company’s F-1/A filed with the SEC on June 7, 2022).

(d)(ix)	Form of Super Group (SGHC) Limited Option Agreement (Non-US/UK) (incorporated by reference to Exhibit 10.3 of the Company’s F-1/A filed with the SEC on June 7, 2022).

(d)(x)	Form of Super Group (SGHC) Limited Global RSU Agreement (incorporated by reference to Exhibit 10.4 of the Company’s F-1/A filed with the SEC on June 7, 2022).

(d)(xi)	Super Group (SGHC) Limited 2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.5 of the Company’s F-1/A filed with the SEC on June 7, 2022).

Exhibit No.	Description

(d)(xii)	Exchange Agreement, dated as of April 23, 2021, by and among the Company, SGHC Limited and the Pre-Closing Holders (incorporated by reference to Exhibit 10.1 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

(d)(xiii)	Founder Holders Consent Letter, dated April 23, 2021, by and among the Founder Holders, the Company, SGHC Limited, Sports Entertainment Acquisition Corp. and Sports Entertainment Acquisition Holdings LLC (incorporated by reference to Exhibit 10.2 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

(d)(xiv)	Tender and Support Agreement, dated 10, 2022, by and between the Company and each of the persons listed on Schedule A thereto (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 filed by the Company with the SEC on November 10, 2022).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Tax Opinion of Cooley LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form F-4 filed by the Company with the SEC on November 10, 2022).

(b)	Filing Fee Exhibit.

Filing Fee Table.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPER GROUP (SGHC) LIMITED

By:	/s/ Robert James Dutnall
Robert James Dutnall
Authorized Signatory

Dated: November 10, 2022